

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 11, 2009

Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
4 Duke Place
Norwalk, CT 06854

> **Re:** **Bolt Technology Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 12, 2008**
> **Definitive Proxy**
> **Filed October 24, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 6, 2009**
>
> **File No. 1-12075**

Dear Mr. Espeso:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 13 – Segment and Customer Information, page F-20

1.	We note your response to prior comment 4 from our letter dated March 16, 2009 and your conclusion that your operating segments have similar economic characteristics.  After considering your response, we are not able to agree with your conclusion.

Your response indicates, in part, that you do not believe that differences in absolute values of gross margin and income before taxes as a percentage of sales are good indicators of similar economic characteristics.  However, SFAS 131, par. 17 specifically indicates that similar long term average gross margins would be expected for separate operating segments if there economic characteristics were similar.  Further, as income before taxes is a measure that is prominently reported in your CODM reports, we have concluded that you consider this to be an important performance metric for your operating segments.  In view of this, we would expect that this measure as a percentage of sales would be similar for each of your operating segments if their economic characteristics were similar.

The quantitative information you have provided indicates that long term average gross margin as a percentage of sales and long term average income before taxes as a percentage of sales for your three operating segments are not similar.

The staff believes aggregation is a high hurdle and is appropriate only in situations where, as stated by the FASB in the basis for conclusions to SFAS 131, "separate reporting of segment information will not add significantly to an investor's understanding of an enterprise [because] its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects."  Given this, and in view of the differences in long term average gross margin and long term average income before taxes as a percentage of sales, we do not believe that your operating segments have similar economic characteristics.  Accordingly, we believe that your operating segments do not meet the aggregation criteria of SFAS 131, par. 17 and that aggregation of your operating segments is not appropriate.  As a result, we believe you should revise your financial statements to include segment information based on the separate reporting of each of your three operating segments.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Robert Carroll at (202) 551-3362 or, in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

                                                                 Sincerely,

                                                                /s/ H Roger Schwall

                                                                H. Roger Schwall
                                                                Assistant Director